SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Expedia Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5800	Andrew J. Nussbaum, Esq. Edward J. Lee, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Expedia Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,937,623 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,937,623 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,937,623 shares (1)

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1)
Consists of (i) 5,083,900 shares of common stock, $0.0001 par value (“Common Stock”), held by Barry Diller (“Mr. Diller”), (ii) options to purchase 537,500 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of April 16, 2019, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 11,076,672 shares of Common Stock held by Liberty Expedia Holdings, Inc. (“Liberty”, and together with Mr. Diller, “Reporting Persons”), and (v) 12,799,999 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by a wholly owned subsidiary of Liberty.

(2)
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of Expedia Group, Inc., a Delaware corporation (the “Issuer”), representing approximately 55.2% of the voting power of the Issuer.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 25, 2019, 134,390,305 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2019 (the “Form 10-K”), and as calculated in accordance with Rule 13d-3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,937,623 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,937,623 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,937,623 shares (1)

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Consists of (i) 5,083,900 shares of Common Stock held by Mr. Diller, (ii) options to purchase 537,500 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of April 16, 2019, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 11,076,672 shares of Common Stock held by Liberty, and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty.

(2)
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 55.2% of the voting power of the Issuer. Such beneficial ownership amounts are based on there being outstanding, as of the close of business on January 25, 2019, 134,390,305 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported by the Issuer in the Form 10-K, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY EXPEDIA HOLDINGS, INC.
and
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

EXPEDIA GROUP, INC.

Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty”), and Barry Diller (“Mr. Diller,” and together with Liberty, the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).  Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Company Common Stock and are collectively referred to as the “Reporting Group.”  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by the Reporting Group on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018 and Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 3 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 2.   Identity and Background

The information contained in Items 2(d), 2(e) and 2(f) of the Schedule 13D is hereby amended in its entirety to read as follows:

(d) - (f)

Annex A attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A.

During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Pursuant to the Diller Proxy granted by Liberty to Mr. Diller under the Assigned Stockholders Agreement, Mr. Diller generally has the right to vote all shares of the Issuer beneficially owned by Liberty, subject to the terms of the Assigned Stockholders Agreement and the Assigned Governance Agreement.  Pursuant to the Assignment Agreement, dated as of November 4, 2016, by and between Liberty and Mr. Diller, Mr. Diller assigned the Diller Proxy to Liberty (the “Diller Assignment”), and, pursuant to the Proxy and Voting Agreement, dated as of November 4, 2016, by and among Mr. Diller, Mr. John C. Malone and Mrs. Leslie Malone (together with Mr. Malone, the “Malone Group”), the Malone Group granted to Mr. Diller a proxy over the shares of Liberty Common Stock owned by them (the “Malone Proxy”). On April 15, 2019, and prior to the execution of the Merger Agreement described in Item 6 below, Mr. Diller, Liberty, Qurate Retail, Inc. (“Qurate Retail”) and the Malone Group entered into Amendment No. 2 to Amended and Restated Transaction Agreement, which amends the Amended and Restated Transaction Agreement, dated as of September 22, 2016, as amended by the letter agreement dated as of March 6, 2018 (the “Transaction Agreement”), terminating such agreement and the proxy arrangements provided therein (described below). As a result, each of the Diller Assignment and the Malone Proxy were terminated at such time, and, pursuant to the Diller Proxy, Mr. Diller is entitled to vote all shares of the Issuer beneficially owned by Liberty.

In addition, simultaneously with the execution of the Merger Agreement described in Item 6 below, the Reporting Persons, The Diller Foundation d/b/a The Diller – von Furstenberg Family Foundation (the “Family Foundation”), and the Issuer entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Assigned Governance Agreement and the Assigned Stockholders Agreement), immediately prior to and conditioned upon the closing of the Combination (as defined below), Mr. Diller and, if the Family Foundation so elects, the Family Foundation, are expected to exchange with Liberty up to a number of shares of Company Common Stock equal to the sum of (1) 5,523,452 shares of Company Common Stock (which is equal to the total number of shares of Company Common Stock held by Mr. Diller and the Family Foundation, in the aggregate, as of April 15, 2019) plus (2) the number of shares of Company Common Stock acquired by Mr. Diller prior to the exchange pursuant to the exercise of up to 537,500 vested options to purchase shares of Company Common Stock held by Mr. Diller as of April 15, 2019 (after deducting a number of shares sufficient to cover the aggregate exercise price), for the same number of shares of Company Class B Common Stock held by Liberty (the shares of Company Class B Common Stock acquired by Mr. Diller and the Family Foundation pursuant to the Exchange Agreement, collectively referred to as the “Original Shares”). Assuming the exchange by Mr. Diller and the Family Foundation of a total of approximately 5.7 million shares of Company Common Stock (based on the net exercise of his 537,500 vested options assuming a Company Common Stock share price of $125.45, the closing price of Company Common Stock on April 15, 2019), the Original Shares would represent approximately 29% of the total voting power of all shares of Company Common Stock and Company Class B Common Stock, based on a total of approximately 140 million shares of Company Common Stock and approximately 5.7 million shares of Company Class B Common Stock currently expected to be outstanding at the closing of the Combination.

Following the closing of the Combination, Liberty will become a wholly owned subsidiary of the Issuer, former Liberty stockholders will own shares of the Issuer directly, and the shares of Company Common Stock and Company Class B Common Stock held by Liberty following the exercise by Mr. Diller of his rights under the Exchange Agreement will be held by a subsidiary of the Issuer and therefore will not be entitled to vote on any matters while so held by such subsidiary.

Simultaneously with the execution of the Merger Agreement described in Item 6 below, Mr. Diller and the Issuer also entered into a Second Amended and Restated Governance Agreement (the “New Governance Agreement”), which provides, among other things, that Mr. Diller may exercise a right (the “Purchase/Exchange Right”), during the nine month period following the closing of the Combination (and agreed by Mr. Diller to be deemed in recognition and in lieu of Mr. Diller’s existing rights under the Assigned Governance Agreement and the Assigned Stockholders Agreement), to (1) exchange with the Issuer (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (2) purchase from the Issuer (or its wholly owned subsidiary), at a price per share equal to the average closing price of Company Common Stock for the five trading days immediately preceding notice of exercise, up to a number of shares of Company Class B Common Stock equal to (1) 12,799,999 minus (2) the number of Original Shares (the shares acquired pursuant to the Purchase/Exchange Right, the “Additional Shares”). The Purchase/Exchange Right may be exercised from time to time in whole or in part. Assuming the exercise in full by Mr. Diller of the Purchase/Exchange Right, the Original Shares and Additional Shares would collectively represent approximately 49% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock, assuming a total of approximately 133 million shares of Company Common Stock and 12,799,999 shares of Company Class B Common Stock outstanding immediately following the exercise of the Purchase/Exchange Right. The foregoing assumes that Mr. Diller exercises his right to acquire the Additional Shares solely by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Company). If Mr. Diller acquires the Additional Shares through cash purchases directly from the Issuer (or its wholly owned subsidiary), the Original Shares and Additional Shares would collectively represent approximately 48% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock.

The information contained in Items 5 and 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons are the beneficial owners of, in the aggregate, 17,137,624 shares of Company Common Stock (assuming the exercise of options to purchase 537,500 shares of Company Common Stock held by Mr. Diller) and 12,799,999 shares of Company Class B Common Stock, which shares constitute approximately 12.7% of the total number of outstanding shares of Company Common Stock and 100% of the outstanding shares of Company Class B Common Stock.  Assuming the conversion of all of the Reporting Persons’ shares of Company Class B Common Stock into Company Common Stock, the Reporting Persons would beneficially own approximately 20.3% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Issuer representing approximately 55.2% of the voting power of the Issuer.  The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on January 25, 2019, 134,390,305 shares of Company Common Stock and 12,799,999 shares of Company Class B Common Stock, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019, and calculated in accordance with Rule 13d-3 (the “Issuer Outstanding Shares”).  Pursuant to the arrangements described in Item 6 of the Statement, Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Issuer’s securities held by Liberty and its subsidiaries, subject to certain limitations as described in the Statement.

Liberty and its subsidiaries own approximately 16.2% of the Issuer Outstanding Shares representing approximately 53.0% of the voting power of the Issuer Outstanding Shares.  Mr. Diller and the Family Foundation own approximately 4.1% of the Issuer Outstanding Shares representing approximately 2.3% of the voting power of the Issuer Outstanding Shares.

(b) Not applicable.

(c) Other than as disclosed in this Amendment, no transactions were effected by the Reporting Persons, or, to the knowledge of Liberty, any Annex A Person, with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

 Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

Merger Agreement

On April 15, 2019, Liberty, the Issuer, LEMS I LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger LLC”), and LEMS II Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into Liberty (the “Merger”), with Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, each share of Series A common stock, par value $0.01 per share, of Liberty and Series B common stock, par value $0.01 per share, of Liberty (together, the “Liberty Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by Liberty as treasury stock or held directly by the Issuer) will be converted into the right to receive 0.36 of a share of Company Common Stock, plus cash (without interest) in lieu of any fractional shares of Company Common Stock. Based on information provided by the Issuer it is expected that, immediately following the closing of the Combination, former holders of Liberty Common Stock will own in the aggregate shares of Company Common Stock representing approximately 14% of the total number of outstanding shares of Company Common Stock and Company Class B Common Stock.

The closing of the Combination is subject to certain conditions, including, among others, the satisfaction (subject to limited exceptions) of certain conditions to the exchange of Company Common Stock beneficially owned by Mr. Diller and the Family Foundation, collectively, for shares of Company Class B Common Stock beneficially owned by Liberty pursuant to the Exchange Agreement and the approval of the Merger Agreement, and the transactions contemplated thereby, by the holders of Liberty Common Stock.

The Merger Agreement may be terminated by the parties thereto in certain events.

At the closing of the Combination, pursuant to the Merger Agreement, each of the three directors serving on the Issuer’s Board of Directors who were nominated by Liberty is expected to resign from the Issuer’s Board of Directors.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which is attached hereto as Exhibit 7(j) and is incorporated herein by reference.

Proxy Arrangement Termination

As described in Item 4 above, pursuant to the Diller Proxy granted by Liberty to Mr. Diller under the Assigned Stockholders Agreement, Mr. Diller generally has the right to vote all shares of the Issuer beneficially owned by Liberty, subject to the terms of the Assigned Stockholders Agreement and the Assigned Governance Agreement.  Pursuant to the Diller Assignment, Mr. Diller assigned the Diller Proxy to Liberty and, pursuant to the Malone Proxy, Mr. Diller had a proxy over the shares of Liberty Common Stock owned by the Malone Group.

On April 15, 2019 and prior to the Issuer’s entry into the Merger Agreement, Mr. Diller, Liberty, Qurate Retail and the Malone Group entered into Amendment No. 2 to Transaction Agreement, providing for the immediate termination of the Transaction Agreement, which automatically resulted in the termination of the Diller Assignment and the Malone Proxy.

The foregoing description of Amendment No. 2 to Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, Amendment No. 2 to Transaction Agreement, a copy of which is attached hereto as Exhibit 7(k) and is incorporated herein by reference.

Exchange Agreement

Simultaneously with the execution of the Merger Agreement, Mr. Diller, the Family Foundation, Liberty and the Issuer entered into the Exchange Agreement pursuant to which (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Assigned Governance Agreement and Assigned Stockholders Agreement), immediately prior to and conditioned upon the closing of the Combination, Mr. Diller and, if the Family Foundation so elects, the Family Foundation, are expected to exchange with Liberty up to a number of shares of Company Common Stock equal to the sum of (1) 5,523,452 shares of Company Common Stock (which is equal to the total number of shares of Company Common Stock held by Mr. Diller and the Family Foundation, in the aggregate, as of April 15, 2019) plus (2) the number of shares of Company Common Stock acquired by Mr. Diller prior to the exchange pursuant to the exercise of up to 537,500 vested options to purchase shares of Company Common Stock held by Mr. Diller as of April 15, 2019 (after deducting a number of shares sufficient to cover the aggregate exercise price), for the same number of shares of Company Class B Common Stock held by Liberty.  Assuming the exchange by Mr. Diller and the Family Foundation of a total of approximately 5.7 million shares of Company Common Stock (based on the net exercise of his 537,500 vested options assuming a Company Common Stock share price of $125.45, the closing price of Company Common Stock on April 15, 2019), the Original Shares would represent approximately 29% of the total voting power of all shares of Company Common Stock and Company Class B Common Stock, based on a total of approximately 140 million shares of Company Common Stock and approximately 5.7 million shares of Company Class B Common Stock currently expected to be outstanding at the closing of the Combination.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Exchange Agreement, a copy of which is attached hereto as Exhibit 7(l) and is incorporated herein by reference.

New Governance Agreement

Simultaneously with the entry into the Merger Agreement, the Issuer and Mr. Diller entered into the New Governance Agreement, which provides, among other things, that Mr. Diller may exercise the Purchase/Exchange Right during the nine month period following the closing of the Combination (and agreed by Mr. Diller to be deemed in recognition and in lieu of Mr. Diller’s existing rights under the Assigned Governance Agreement and the Assigned Stockholders Agreement), to (1) exchange with the Issuer (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (2) purchase from the Issuer (or its wholly owned subsidiary), at a price per share equal to the average closing price of Company Common Stock for the five trading days immediately preceding notice of exercise, up to a number of shares of Company Class B Common Stock equal to (1) 12,799,999 minus (2) the number of Original Shares. The Purchase/Exchange Right may be exercised from time to time in whole or in part. Assuming the exercise in full by Mr. Diller of the Purchase/Exchange Right, the Original Shares and Additional Shares would collectively represent approximately 49% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock, assuming a total of approximately 133 million shares of Company Common Stock and 12,799,999 shares of Company Class B Common Stock outstanding immediately following the exercise of the Purchase/Exchange Right. The foregoing assumes that Mr. Diller exercises his right to acquire the Additional Shares solely by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Company). If Mr. Diller acquires the Additional Shares through cash purchases directly from the Issuer (or its wholly owned subsidiary), the Original Shares and Additional Shares would collectively represent approximately 48% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock.

Prior to the transfer of any Additional Shares, a transferee must deliver a proxy granting Mr. Diller sole voting control over such shares and deliver a joinder agreement agreeing to be bound by certain terms of the New Governance Agreement. Subject to limited exceptions, any transferred Additional Shares over which Mr. Diller does not maintain sole voting control will be automatically converted into shares of Company Common Stock.

All Additional Shares will be automatically converted into shares of Company Common Stock immediately following the earliest of (a) Mr. Diller’s death or disability; (b) such time as Mr. Diller no longer serves as Chairman or Senior Executive of the Issuer, other than as a result of his removal (other than for “cause” as defined in the New Governance Agreement) or failure to be nominated or elected when he is willing to serve in such position; and (c) aggregate transfers by Mr. Diller (or certain limited permitted transferees of Mr. Diller) of Original Shares exceeding 5% percent of the outstanding voting power of the Issuer.

The automatic conversion features described above negotiated by a special committee of the Expedia Group Board of Directors (the “Expedia Group Special Committee”) consisting solely of independent and disinterested directors, each of whom was elected by the holders of Company Common Stock voting together as a class (without the vote of the Company Class B Common Stock), to which the Expedia Group Board of Directors had delegated exclusive authority to consider and negotiate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Exchange Agreement and the New Governance Agreement and the transactions contemplated thereby), and agreed to by Mr. Diller under the New Governance Agreement do not exist under the Assigned Governance Agreement.

Additionally, subject to limited exception, no current or future holder of Original Shares or Additional Shares may participate in, or vote in favor of, or tender shares into, any change of control transaction involving at least 50% of the outstanding shares or voting power of capital stock of the Issuer, unless such transaction provides for the same per share consideration and mix of consideration (or election right) and the same participation rights for shares of Company Class B Common Stock and shares of Company Common Stock. These requirements negotiated by the Expedia Group Special Committee and agreed to by Mr. Diller under the New Governance Agreement do not exist under the Assigned Governance Agreement.

At the first annual meeting of the Issuer’s stockholders following the closing of the Combination and for which a preliminary proxy statement has not yet been filed prior to such closing, the Issuer intends to propose, and Mr. Diller has agreed to vote in favor of, a proposal to amend its Certificate of Incorporation to reflect the aforementioned transfer restrictions, automatic conversion provisions and change-of-control restrictions reflected in the New Governance Agreement.

The foregoing description of the New Governance Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the New Governance Agreement, a copy of which is attached hereto as Exhibit 7(m) and is incorporated herein by reference.

Other Agreements

Simultaneously with the execution of the Merger Agreement, certain additional related agreements were entered into, including:

•
A Stockholders Agreement Termination Agreement, by and among Mr. Diller, Liberty and certain wholly owned subsidiaries of Liberty, pursuant to which the Assigned Stockholders Agreement (including the Diller Proxy) will terminate at the closing of the Combination; and

•
A Governance Agreement Termination Agreement, by and among Mr. Diller, the Issuer, Liberty and certain wholly owned subsidiaries of Liberty, pursuant to which the Assigned Governance Agreement among the Issuer, Liberty and Mr. Diller will terminate at the closing of the Combination.

The foregoing descriptions of the Stockholders Agreement Termination Agreement and the Governance Agreement Termination Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the applicable agreements, copies of which are attached hereto as Exhibits 7(n) and 7(o), respectively, and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Exhibit No.	Description of Exhibit

7(j)
Agreement and Plan of Merger by and among Expedia Group, Inc., LEMS II Inc., LEMS I LLC and Liberty Expedia Holdings, Inc., dated as of April 15, 2019 (incorporated by reference to Exhibit 2.1 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

7(k)
Amendment No. 2 to Amended and Restated Transaction Agreement, dated as of April 15, 2019, by and among Qurate Retail, Inc., Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.4 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

7(l)
Exchange Agreement by and among Barry Diller, The Diller Foundation d/b/a The Diller – von Furstenberg Family Foundation, Liberty Expedia Holdings, Inc. and Expedia Group, Inc., dated as of April 15, 2019 (incorporated by reference to Exhibit 10.2 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

7(m)
Second Amended and Restated Governance Agreement by and between Expedia Group, Inc. and Barry Diller, dated as of April 15, 2019 (incorporated by reference to Exhibit 10.3 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

7(n)
Stockholders Agreement Termination Agreement, by and among Barry Diller, Liberty Expedia Holdings, Inc., LEXEB, LLC and LEXE Marginco, LLC, dated as of April 15, 2019 (incorporated by reference to Exhibit 10.5 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

7(o)
Governance Agreement Termination Agreement by and among Barry Diller, Expedia Group, Inc., Liberty Expedia Holdings, Inc., LEXEB, LLC and LEXE Marginco, LLC, dated as of April 15, 2019 (incorporated by reference to Exhibit 10.6 to Expedia Group, Inc.’s Current Report on Form 8-K (File No. 001-37429) filed with the Securities and Exchange Commission on April 16, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: April 16, 2019

LIBERTY EXPEDIA HOLDINGS, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

BARRY DILLER
/s/ Barry Diller

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY EXPEDIA HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty Expedia Holdings, Inc. (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Expedia Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Annex A are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
John C. Malone	Chairman of the Board and Director of Liberty
Christopher W. Shean	Chief Executive Officer and President of Liberty; Director of Liberty
Stephen M. Brett	Director of Liberty
Gregg L. Engles	Director of Liberty
Scott W. Schoelzel	Director of Liberty
Richard N. Baer	Chief Legal Officer of Liberty
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty
Wade Haufschild	Chief Financial Officer of Liberty